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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items

1. Press Release re Motorola and Attunity Enhance the Ability of Emergency Call Centers to Manage Incidents and Dispatch Resources dated October 6, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Motorola and Attunity Enhance the Ability of Emergency Call Centers to Manage Incidents and Dispatch Resources

Wednesday October 6, 8:30 am ET

Relationship Enables Personnel to Seamlessly Access Information from Legacy Systems for More Efficient and Effective Emergency Services WAKEFIELD, Mass.--(BUSINESS WIRE)--Oct. 6, 2004-- Attunity, Ltd. (NASDAQ: ATTU - News), a leading provider of enterprise data integration, today announced that it is working with Motorola Public Safety Solutions to enhance the ability of public safety call centers to manage incidents and dispatch resources. Motorola's Public Safety Solutions will resell Attunity Connect, Attunity's flagship suite of pre-built adapters to mainframe and enterprise data sources, in conjunction with its own Premier Computer-Aided Dispatch ("Premier CAD") application.

Premier CAD streamlines the dispatching processes by automating call taking and dispatching functions. The product encompasses a vast array of modules to help ensure public safety employees have accurate, detailed data including incident management, resource management, system status management plans, profiling, and location information including hazard data, mapping, and Automatic Vehicle Location (AVL). With Attunity Connect, Premier CAD can access the necessary data sources in real-time to support the application's incident management functions. Attunity Connect is also a beneficial component for business intelligence functions and provides transactional updates from the CAD application back to the data source.

"This relationship is very valuable to Motorola, because, as a leading-edge provider of data integration technology, Attunity has helped us round out this mission-critical application for public safety call centers," explained Tony Marshall, Vice President, Motorola Communications and Electronics, Inc., and General Manager, Public Safety Solutions.

"Attunity's ability to provide high-performance, highly reliable, and real-time access to mission-critical data sources ensures that this type of system can deliver maximum value to the communities it serves," said Dan Potter, vice president of marketing and business development at Attunity.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,000 customers are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

About Motorola

Motorola, Inc. (NYSE: MOT - News) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

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Contact:
     Motorola
     Debbie Esposito, 203-325-3381
     Debbie.Esposito@motorola.com
     or
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
     or fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                                 (Registrant)



                                            By:/s/Ofer Segev
                                               -------------
                                               Ofer Segev
                                               Chief Financial Officer


Date: October 7, 2004